SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 48)*

                               NL INDUSTRIES,INC.
                                (Name of Issuer)

                          Common Stock, $.125 par value
                         (Title of Class of Securities)

                                    629156407
                                 (CUSIP Number)

                                 WILLIAM C. TIMM
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                              DALLAS, TEXAS  75240
                                 (214) 233-1700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1994
                      (Date of Event which requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Valhi, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             34,576,790
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%
     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    629156407

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tremont Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             WC
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY               8
                                             SHARED VOTING POWER
            OWNED BY
              EACH                           9,064,780
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-
                                    10      SHARED DISPOSITIVE POWER

                                             9,064,780

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,064,780

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.8%

     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Contran Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             34,576,790
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%
     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    629156407

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dixie Rice Agricultural Corporation, Inc.
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             34,576,790
           REPORTING
             PERSON
                                     9
                                             SOLE DISPOSITIVE POWER
              WITH

                                             -0-
                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dixie Holding Company

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY               8
                                             SHARED VOTING POWER
            OWNED BY
              EACH                           34,576,790
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    629156407

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Southwest Louisiana Land Company, Inc.
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana

                                     7
                                             SOLE VOTING POWER
                                     8
                                             SHARED VOTING POWER
           NUMBER OF
             SHARES                          -0-
                                             34,576,790
          BENEFICIALLY
            OWNED BY
                                     9
                                             SOLE DISPOSITIVE POWER
              EACH
           REPORTING
                                             -0-
             PERSON
              WITH                  10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%

     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             NOA, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             34,576,790
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             National City Lines, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             34,576,790
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Valhi Group, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             34,576,790
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%

     14
             TYPE OF REPORTING PERSON*

             CO

[FN]
* See instructions before filling out.

CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Combined Master Retirement Trust

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             34,576,790
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,576,790

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             67.7%

     14
             TYPE OF REPORTING PERSON*

             EP

[FN]
* See instructions before filling out.

CUSIP No.    629156407
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Harold C. Simmons

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)


             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             34,576,790
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             34,576,790

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*           X


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             -0-

     14
             TYPE OF REPORTING PERSON*

             IN

[FN]
* See instructions before filling out.


                                AMENDMENT NO. 48
                                 TO SCHEDULE 13D

          This amended statement on Schedule 13D (this "Statement")   relates to
the Common Stock, $.125 par value per share (the "Shares") of NL Industries,
Inc., a New Jersey corporation (the "Company" or "NL").   Items 3,4 and 5 of
this Statement, previously filed (i) by Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") as the direct beneficial owners of Shares, (ii) by virtue of their respective direct and indirect holdings of securities of Valhi and Tremont (as described previously on this Statement), by Contran Corporation ("Contran"); Valhi Group, Inc. ("VGI"); National City Lines, Inc. ("National"); NOA, Inc. ("NOA"); Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"); Dixie Holding Company ("Dixie Holding"); Southwest Louisiana Land Company, Inc. ("Southwest") and The Combined Master Retirement Trust ("Master Trust") and
(iii) by virtue of his positions with Contran, the Master Trust and certain other entities, as described previously on this Statement, Harold C. Simmons (collectively, the "Reporting Persons"), are hereby amended as set forth below.

Item 3.   Source and Amount of Funds or Other Consideration

          No change except for the addition of the following:

          The total amount of funds required by Valhi to acquire the Shares reported in Item 5(c) was $440,750 (including commissions). Such funds were or will be provided by Valhi's cash on hand and no funds were borrowed for such purpose.

Item 4.   Purpose of Transaction.

          No change except for the addition of the following:

          Valhi and Tremont acquired Shares to obtain a controlling equity interest in the Company. Valhi purchased the additional Shares reported in Item

5(c) of this Statement in order to increase its equity interest in the Company, which the Reporting Persons believe is an attractive investment, and intends, subject to the factors described below, to increase its direct equity interest in the Company to more than 50%. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons, other than the Master Trust, or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

          On November 30, 1994 Valhi filed, with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, Notification and Report Forms pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 regarding the future possible acquisition of a number of Shares that, when combined with Valhi's existing direct holdings of Shares, will exceed the 50% reporting threshold under that Act.


Item 5.   Interest in Securities of the Issuer.

          No change except for the addition of the following:

          (a) Tremont is the direct beneficial owner of 9,064,780 Shares, or approximately 17.8% of the 51,042,443 Shares outstanding as of November 7, 1994 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (the "Quarterly Report"). By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Tremont. Harold C. Simmons disclaims all such beneficial ownership.

          Valhi is the direct beneficial owner of 25,512,010 Shares, or approximately 49.9% of the Outstanding Shares according to the information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, Valhi may be deemed to be the beneficial owner of 34,576,790 Shares, or approximately 67.7% of the outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, VGI, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran, the Master Trust and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Valhi. Mr. Simmons disclaims all such beneficial ownership.

          (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Valhi on the New York Stock Exchange.

                                                                       Approximate Price
                                                                         Per Share ($)
                                                                  (exclusive of commissions)
          Date                   Amount of Shares

        11/22/94                             10,000                                  11.250
        11/23/94                             10,000                                  11.000
        11/23/94                              7,000                                  10.875
        11/25/94                              3,000                                  10.875
        11/28/94                             10,000                                  10.750


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 1, 1994



                              By:  /s/ Harold C. Simmons
                                   Harold C. Simmons,
                                   Signing in the capacities
                                   listed on Schedule "A" attached
                                   hereto and incorporated herein
                                   by reference.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 1, 1994



                              By:  /s/ J. Landis Martin
                                   J. Landis Martin,
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein
                                   by reference.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 1, 1994



                              By:  /s/ William C. Timm
                                   William C. Timm
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein by
                                   reference.


                                   SCHEDULE A


Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.

William C. Timm as Vice President - Finance of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NOA, INC.
NATIONAL CITY LINES, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.


J. Landis Martin, as Chairman of the Board, Chief Executive Officer and President of:

TREMONT CORPORATION